September 17, 2025

Paul Pinkston
Chief Accounting Officer
Pedevco Corp
575 N. Dairy Ashford
Suite 210
Houston, Texas 77079

       Re: Pedevco Corp
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-35922
Dear Paul Pinkston:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation